Exhibit 99.1

 Full Year 2015 Earnings PresentationFebruary 29, 2016

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Such statements reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Abengoa Yield plc undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting the Company’s businesses and growth plan; challenges in achieving growth and making acquisitions; inability to identify and/or consummate future acquisitions; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions; changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs; counterparty credit risk and failure of counterparties to the Company’s offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks; reliance on third-party contractors and suppliers; failure to maintain safe work environments; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings; reputational risk; revocation or termination of the Company’s concession agreements; variations in market electricity prices; unexpected loss of senior management and key personnel; changes to our relationship with Abengoa, S.A.; developments at Abengoa S.A.; weather conditions; failure of newly constructed assets to perform as expected; failure to receive dividends from assets; changes in our tax position; unanticipated outages at our generation facilities; the condition of capital markets generally and our ability to access capital markets; adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in conjuction with information regarding risks and uncertainties that may affect the Company’s results included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.govShould one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of February 29, 2016. These estimates are based on assumptions believed to be reasonable as of that date. Abengoa Yield plc. disclaims any current intention to update such guidance, except as required by law. References in this presentation to Atlantica Yield refer to Abengoa Yield plc. Atlantica Yield is the new brand for Abengoa Yield plc, that expects to change name in the next Shareholders General Meeting in 2016.  DISCLAIMER

  Key messages    Strong 2015 operating results, with a non-cash write off in Brazil      Met 2015 CAFD guidance but postponed decision on Q4 2015 dividend until Q2 2016      Making good progress towards gaining autonomy and managing sponsor related risks      2016 will be a transition year with focus on operations and CAFD delivering growth by integrating assets acquired and preparing for new opportunities

 1. Financial Results  2. Guidance  3. 2016 Strategic Objectives  AGENDA  4. Q&A

 1. Financial Results

     ∆YoY %  +118%  +107%          HIGHLIGHTSStrong results for the year 2015meeting guidance  In $ millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates(*)  Margin  FY2015  790.9  636.5  80%  (*) Further Adjusted EBITDA includes dividend from preferred equity investment in Brazil and our share in EBITDA of unconsolidated affiliates.   FY2014  362.7  308.0  85%  +216%  CAFD  178.5  56.5

                  HIGHLIGHTSSolid results across all segments  In $ millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates(*)  2015  328.1  2014   ∆  195.5  68%  279.6  175.4  59%  543.0  417.2  Revenue              2015  112.5  2014   ∆  83.6  35%  SOUTH AMERICA  110.9  77.2  44%              2015  350.3  2014   ∆  83.6  319%  246.0  55.4  344%  2015       170.7  137.8  2014       218%  203%   ∆       138.7  107.7  2015       118.8  101.9  2014       17%  6%   ∆       86.4  89.0  2015       73.2  68.3  2014       18%  31%   ∆       22.8  22.6  2015       -  -  2014       n.m  n.m   ∆    EMEA    NORTH AMERICA    RENEWABLES    CONVENTIONAL    TRANSMISSION    WATER    (*) Further Adjusted EBITDA includes dividend from preferred equity investment in Brazil and our share in EBITDA of unconsolidated affiliates.   Further Adjusted EBITDA incl. unconsolidated affiliates(*)  Margin  Margin  85%  90%  99%  92%  70%  66%  77%  81%  78%  86%  103%  93%  99%  -  In $ millions

     KEY OPERATIONAL METRICSGood performance across all segments      GWh Produced  2015  2,536  2014  902          GWh Produced  Electric Availability  2015  2,465  2014  2,474  101.7%  101.9%          Availability  2015  2014  99.9%  100.0%          Availability  2015  101.5%  2014  -  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  -  Miles in operation  1,099  1,018  MW in operation  1,441  891  (1) Availability refers to actual availability divided by contracted availability.  (1)  (1)  (1)

 CASH FLOW$300M Operating Cash Flow generated in the year   (1) Includes ABY dividend payment.          Net change in cash  OPERATING CASH FLOW  In $ millions   2015  2014  Further Adjusted EBITDA incl. unconsolidated affiliates  -  (12.3)  Share in EBITDA of unconsolidated affiliates  Interest paid  Variations in working capital     Non monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW (1)  308.0  636.5  (149.5)  (312.4)  (68.0)  73.1  (46.9)  (85.4)  43.6  299.5  (345.2)  (929.8)  304.4  810.9  2.8  180.6

 CASH FLOW$178.5M CAFD for 2015 meeting Guidance  178.5    Q12015  12 months 2015  Q2 2015  Q32015  Q4 2015  In $ millions   36.8  58.6  44.6  38.5  Guidance for the year achieved

   As of Dec 31,2015    FINANCINGConservative leverage at holding company level      In $ millions  Corporate Cash at Holding level  45.5  Cash at project company level   - Restricted - Unrestricted  STFI(1) at project level  469.2  191.3277.9  As of Dec 31,2015  77.1  In $ millions  Net corporate Debt (2)  619.0  Net Project Finance  5,001.4   TOTAL LIQUIDITY  591.8  Net Corporate Debt / CAFD pre corporate debt service(3)  <3.0  STFI stands for Short Term Financial Investments (restricted).Gross corporate debt less cash at holding level.Based on CAFD pre corporate debt service for the year 2016.  CASH POSITION  DEBT POSITION

         Operating cash flow before interest paid.Others include CAPEX.  OPERATIONS  OTHER  3,847  5,620  664  1,951  1,122  137  612  313  92  Other(2)  Dividend paid  Interest paid  Acquisitions Project Debt  Operations(1)  336  Mojave ST repayment (ITC Grant)  Translation differences      Acquisitions payments  Capital increase  In $ millions  FINANCINGNet Debt has been reduced by 7% in the last quarter        ACQUISITIONS  DEC 15  DEC 14  6,049    SEP 15      -7%  232

 2. Guidance

 SPONSOR SITUATIONRisk mitigationfrom existing sponsor    highly influenced by sponsor related risks  2016 Guidance  Existing agreements  Cross defaults  Preferred equity investment in Brazil        Stock overhang    Decision on Q4 dividend has been postponed until Q2 2016  Autonomy

 In $ millions  CAFD GUIDANCE UPDATE2016 Revised Net CAFD guidance including one-off sponsor related potential impacts  PREVIOUS 2016 GUIDANCE  ACBH  REVISED RUN-RATECAFD  NEW 2016GUIDANCE  Other  2016 one-off impact (sponsor situation)  (18)  (20) – (35)  (5) – (10)    Scenario assuming no dividends from Brazil (ACBH)      230-240  170-200  205-215

     2016 GUIDANCERevised guidance for 2016initiating guidance on Further adjusted EBITDA inc. unconsolidated affiliates      2016  750  Range in $ Millions  CAFD Net  170    800  200  Further Adjusted EBITDA incl. unconsolidated affiliates(*)  (*) Further Adjusted EBITDA includes dividend from our preferred equity investment in Brazil and our share in EBITDA of unconsolidated affiliates.   Dividend distributions(payout 80-90%)  1.45  1.80  -  -  -  RANGE IN $ PER SHARE

 3. 2016 Strategic Objectives

Q4 2015 Earnings Presentation

Atlantica Yield

2016 STRATEGIC OBJECTIVES

2016 will be a transition year

FOCUS REMAINS ON **EXECUTION**	Solid execution and strong **operational performance** in all assets
	Protect expected **cash flows** and returns for shareholders
	Achieve complete **autonomy** from Abengoa • Changed corporate rebranding ✓ • New CFO with proven experience ✓ • Internalizing back-office functions in an advanced stage ✓ • IT split in process ✓
RECOVER **GROWTH PATH** IN H2' 16	• **Significant opportunities** in the countries in which we operate • **Second sponsor** ➡ This should allow us to **recover the growth path** during the second half of the year

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 4. Q&A

 Appendix

 STABLE CASH FLOWSLong-dated contracts with credit worthy counterparties  LONG-TERM CONTRACTS  HIGH QUALITY OFFTAKERS  22  Weighted average years remaining  +95  Investment grade offtakers (1)  LOW DEPENDENCE ON NATURAL RESOURCES    PRODUCTION-BASED  36%    AVAILABILITY-BASED  64%  %  Note: All amounts based on run-rate CAFD excluding Brazil (ACBH).Based on Moody’s rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa.

Q4 2015 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio breakdown

CURRENCY[1]

93 %
Denominated in USD

SECTOR



- **73%** Renewable
- **18%** Conventional
- **6%** Transmission
- **3%** Water

GEOGRAPHY



- **44%** North America
- **37%** Europe
- **10%** South America
- **10%** RoW

~ **90%** of long term interest rate in projects fixed or covered

Note: All amounts based on run-rate CAFD excluding Brazil (ACBH).
(1) Including the effect of the currency swap agreement signed with Abengoa.

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Q4 2015 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [2]	YEARS CONTRACT LLEFT	CCV
RENEWABLE ENERGY	Solana		100% [1]	USA (Arizona)	280 MW	APS	A-/A2/A	28	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BBB/Baa1/BBB+	24	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22/21	USD [6]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21	USD [6]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	BBB+/Baa2/BBB+	16/18	USD [6]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22	USD [6]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21/22	USD [6]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	19/19/20	USD [6]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	23	USD [6]
	Kaxu		51%	South Africa	100 MW	Eskom	BBB-/Baa2/BBB [4]	19	ZAR
	Palmatir		100%	Uruguay	50 MW	UTE	BBB-/Baa2/BBB- [4]	18	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB-/Baa2/BBB- [4]	19	USD

(1) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(2) Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services, or S&P, Moody's Investors Service Inc., or Moody's, and Fitch Ratings Ltd, or Fitch, respectively.
(3) USD denominated but payable in local currency.
(4) Kaxu refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(5) During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.
(6) Gross cash received in Euros are dollarized through a currency swap contract with Abengoa S.A.

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Q4 2015 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING (2)	YEARS CONTRACT LLEFT	CCY
CONVENTIONAL POWER	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa1/BBB+	17	USD (3)
ELECTRICAL TRANSMISSION	ATN		100%	Peru	362 miles	Peru	BBB+/A3/BBB+	25	USD (3)
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	28	USD (3)
	ATN 2		100%	Peru	81 miles	Las Bambas	Not rated	17	USD (3)
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	19	USD (3)
	Palmucho		100%	Chile	6 miles	Endesa Chile	BBB+/Baa2/BBB+	22	USD (3)
WATER	Skikda		34%	Algeria	3.5 Mft³/day	Sonatrach & ADE	Not rated	18	USD (3)
	Honaine		26%	Algeria	7 Mft³/day	Sonatrach & ADE	Not rated	22	USD (3)
PREFERRED INSTRUMENT	Exchangeable Preferred Equity in ACBH		-	Brazil	$18.4 M p.a. (5)	-	N/A; cash account & dividend subordination	-	USD

(1) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(2) Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services, or S&P, Moody's Investors Service Inc., or Moody's, and Fitch Ratings Ltd, or Fitch, respectively.
(3) USD denominated but payable in local currency.
(4) For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(5) During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.
(6) Gross cash in Euros dollarized through a currency swap contract with Abengoa

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CORPORATE DEBT DETAILS  In $ millions  2019 Notes  Credit Facility Tranche A Tranche B  Maturity  November 2019  Amount  254.2  Total  664.5  December 2018  123.3  December 2017  287.0

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